Exhibit 99.14

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Total proposes a fourth quarter 2014 dividend of 0.61 euros per share and introduces an alternative to receive dividend in discounted shares

Paris, February 12, 2015 – The Board of Directors of Total met on February 11, 2015, and agreed to propose to the Annual Shareholders’ Meeting on May 29, 2015, a 2014 annual dividend of 2.44 euros per share, an increase of 2.5% compared to the 2013 annual dividend. This corresponds to a fourth quarter 2014 dividend of 0.61 euros per share, unchanged compared to the previous three 2014 interim quarterly dividends.

The Board will also propose to the Annual Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2014 dividend in cash or in new shares of the company discounted by 10%.

Subject to approval at the shareholders’ meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 8, 2015;

•

the price of each new share will be equal to 90% of the average opening Total SA price on the Euronext Paris over the 20 trading days preceding the shareholders’ meeting, reduced by the amount of the fourth quarter dividend, and rounded up to the nearest euro centime;

•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for July 1, 2015.

American Depositary Receipts (“ADRs”) will receive the final quarterly installment of the 2014 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	June 3, 2015
ADR record date	June 5, 2015
ADR distribution date for cash or shares	July 10, 2015
issued in lieu of the cash dividend

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com